LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.LuseLaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2004	slanter@luselaw.com

November 2 , 2011

Matt S. McNair, Esq.
Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4563
Washington, D.C.  20549

Re:	West End Indiana Bancshares, Inc., Registration Statement on Form S-1 filed July 12, 2011; File No. 333-175509
Response to Comment Letter Dated October 31, 2011

Dear Mr. McNair:

On behalf of West End Indiana Bancshares, Inc., (the “Company”), the following are responses to the Securities and Exchange Commission comment letter dated October 31, 2011.  For ease of reference the comments have been reproduced below.

Form S-1 filed July 12, 2011

General

1.
We note that pre-effective amendment no. 2 does not include the prospectus registering the offer and sale of the participation interests of the West End
Bank, S.B. 401(k) plan. Please include the prospectus in future amendments.

A prospectus supplement registering the offer and sale of the participation interests of the West End Bank, S.B. 401(k) plan is included in Pre-Effective
Amendment No. 3 to the Company’s Registration Statement on Form S-1.

Matt S. McNair, Esq.
Securities and Exchange Commission
November 2, 2011

Exhibit 8.1

2.	We note the last sentence of the first paragraph on page 2. Counsel may not disclaim an obligation to update or supplement its opinion. Please arrange for counsel to revise accordingly.

The federal tax opinion has been revised in response to the comment.

Exhibit 8.2

3.	Please arrange for BKD to revise its opinion in a manner consistent with comment 2.

The state tax opinion has been revised in response to the comment.

    Please acknowledge receipt of the enclosed materials by date-stamping and returning to our courier the enclosed receipt copy of this letter.  If you have any questions regarding this letter or the enclosed, please do not hesitate to contact me at (202) 274-2004.

Sincerely,

/s/ Steven Lanter

Steven Lanter

Enclosures

cc:	John P. McBride
Kip A. Weissman, Esq.